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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following press release was distributed by the CBOT on August 7, 2001.

                             FOR IMMEDIATE RELEASE

Contact:  Lynne Howard-Reed                           Contact: David P. Prosperi
          CBOE                                                 CBOT
          312-786-7123                                         312-435-3456


                            CBOE AND CBOT AGREE TO
                       INTERPRETATION OF EXERCISE RIGHT

     CHICAGO, August 7, 2001 - The Chicago Board Options Exchange (CBOE) and the Chicago Board of Trade (CBOT(R)) today announced they have reached an agreement that clarifies the scope of CBOT members' exercise right. The exercise right, which was granted to full CBOT members when CBOE was formed, allows a full CBOT(R) member to become a CBOE member without buying a separate seat.

     Under the terms of the agreement, as the CBOT proceeds with its restructuring plan, its 1,402 full memberships will be converted into three different types of shares: equity in CBOT ("A" shares), trading rights for CBOT products ("B-1" shares) and the exercise right ("C" shares). All three types of shares must be held together in order to exercise the right to become a CBOE member.

     The agreement, which was approved by the Boards of Directors of both exchanges, is subject to a CBOE membership vote, approval by the CBOT membership as part of the restructuring, and is subject to federal regulatory approval.

     "We feel this is a fair and forward-looking agreement," said CBOE Chairman and Chief Executive Officer William J. Brodsky. "Not only does this provide a negotiated resolution, but it also lays the foundation for our two institutions to work together toward common goals in the future."

     CBOT Chairman Nickolas J. Neubauer said, "Maintaining a constructive and positive dialogue on this issue has served both exchanges well, and when combined with our earlier announcement on single stock futures, sends a message to the industry that by working together, Chicago's financial exchanges can be a formidable force. The CBOT now can move forward with its restructuring strategy."

                                    -more-

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Page 2/ CBOE and CBOT Agree to Interpretation


     "For the first time in 28 years, the CBOE will have the ability to affect the number of exercise rights through the acquisition of shares," said CBOE Vice Chairman Mark F. Duffy. "Additionally, we have clarified the rights and responsibilities of exercising members."

     CBOT President and CEO David J. Vitale added, "While reaching agreement is a significant achievement, perhaps equally important is the mutual respect and goodwill that has resulted from the negotiation process that took place between the two exchanges. It will allow us to work together on opportunities that will benefit our respective members and markets."

     CBOE, the world's largest options marketplace and creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE site on the World Wide Web at http://www.cboe.com

     The Chicago Board of Trade provides a diverse mix of more than 60 futures and options contracts for commodity, financial and equity products via both open outcry and electronic trading platforms. For more information on the CBOT's markets and products, go to the CBOT(R) web site at www.cbot.com.

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While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a
Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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